

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Cindy Xiaofan Wang
Chief Financial Officer
Trip.com Group Limited
968 Jin Zhong Road
Shanghai 200335
People's Republic of China

> **Re: Trip.com Group Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 27, 2022**
> **File No. 001-33853**

Dear Cindy Xiaofan Wang:

We have reviewed your September 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2022 letter.

Response dated September 28, 2022

General

1. We note your response to comment 4 regarding your revised definition. Please revise to include a stand-alone definition for each of the holding company, subsidiaries, and VIEs such that you are able to refer to each entity separate from the company.

2. We note your response to comment 5 that you have "several insignificant subsidiaries domiciled in Hong Kong...which currently do not have any substantive operations." However, we note your disclosure on page 64, which appears to identify Ctrip.com (Hong Kong) Limited, a Hong Kong entity, as one of your significant subsidiaries through which you operate your business. Please tell us what activities and operations your Hong Kong

and Macau subsidiaries engage in, and whether any of your directors or officers are located in Hong Kong or Macau. As a related matter, please include risk factor disclosure that explains whether there are laws or regulations in Hong Kong and/or Macau that result in oversight over data security, how this oversight impacts the company's business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued, or tell us why such disclosure is unnecessary.

3. We note your amended disclosure in response to comment 8, including footnote 1 that points to your disclosure in Item 4. Please revise your Organizational Structure chart to disclose the 57% owners of Qunar Cayman Islands Limited.

4. We note your amended disclosure in response to comment 9, including that "[a]s a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them." Please revise this statement, and other statements throughout your annual report that suggest control over the VIEs, as applicable, to disclose the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the fact that you are the primary beneficiary of the VIE for accounting purposes.

5. We note your amended disclosure in response to comment 11, including cross-references to certain risk factor disclosure. Please revise to include the relevant discussion(s) in this section in addition to the cross-references. For example, please revise to list the exceptions regarding your attempts to comply with the PRC regulations regarding licensing requirements. Additionally, please expand this section to address required approvals in Hong Kong and/or Macau. Also disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer your securities and state affirmatively whether you have received such permissions or approvals and whether such permissions or approvals have been denied.

6. In an appropriate place in your annual report, for example, in your risk factor where you discuss service of process on page 59, please name the directors, officers, or members of senior management located in the PRC/Hong Kong/Macau and include a separate "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

       Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services